

August 30, 2013

<u>Via E-mail</u>
John C. Regan
Senior Vice President - Chief Financial Officer
Quicksilver Resources Inc.
801 Cherry Street, Suite 3700, Unit 19
Fort Worth, Texas 76102

  Re: Quicksilver Resources Inc.
    Form 10-K for Fiscal Year Ended December 31, 2012
    Filed March 22, 2013
    Form 8-K Filed December 27, 2011
    File No. 001-14837

Dear Mr. Regan:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Risk Factors, page 19</u>

<u>We have substantial financial and other commitments related to our development…, page 26</u>

1. We note your disclosure regarding your commitment to drilling and completion activities in your Horn River Asset, and your disclosure that if you do not incur these capital expenditures or are unable to negotiate a deferral of this commitment, you may be subject to a penalty payment. Please disclose the amount of such penalty payment, or tell us why you do not believe such information is material. In that regard, we note your disclosure in Note 16 to your financial statements regarding the minimum expenditures due for 2013 and 2014. Please also tell us your considerations with respect to whether related disclosure is required pursuant to Item 303(a)(2)(i) of Regulation S-K.

2.	We note that you have not filed the partnership agreement for Fortune Creek Gathering and Processing Partnership. Please tell us how you determined that such agreement was not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Current Report on Form 8-K Filed December 27, 2011

3.	We note that you filed as Exhibit 10.1 the contribution agreement among Quicksilver Resources Canada Inc., the Fortune Creek Gathering and Processing Partnership and 0927530 B.C. Unlimited Liability Company, but did not filed all of the schedules to such agreement. Please re-file such agreement to include all schedules, or tell us why you do not believe you are required to file all such schedules. Please refer to Item 601(b)(10) of Regulation S-K.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	Please contact Caroline Kim at (202) 551-3878 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director